UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Veritiv Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

923454102

(CUSIP Number)

Seth A. Klarman,  The Baupost Group L.L.C.  10 ST JAMES AVE  BOSTON,  Massachusetts  02116  Phone : 617-210-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 06, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BAUPOST GROUP LLC/MA 04-3402144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,324,324

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,324,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,324,324

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.53%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Baupost Group GP, L.L.C. 82-3254604

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,324,324

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,324,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,324,324

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.53%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth A. Klarman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,324,324

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,324,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,324,324

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.53%

14	TYPE OF REPORTING PERSON
HC

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.01 par value (the “Common Stock”) of Veritiv Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1000 Abernathy Road Northeast, Building 400, Suite 1700 Atlanta, Georgia 30328

Item 2.	Identity and Background

(a)
This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), Baupost Group GP, L.L.C. (“BG GP”), and Seth A. Klarman (collectively, the "Reporting Persons"). The Reporting Persons are filing jointly, and the agreement among them to file jointly is attached hereto as Exhibit A and incorporated herein by reference. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group,or have agreed to act as a group.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 10 St. James Avenue, Suite 1700, Boston, Massachusetts 02116.

(c)
Baupost is a registered investment adviser. The principal business of Baupost is to act as an investment adviser to various private investment limited partnerships, and securities reported on this Schedule 13D as being beneficially owned by Baupost were purchased on behalf of certain of such partnerships. BG GP, as the Manager of Baupost, and Seth A. Klarman, as the sole Managing Member of BG GP and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, of the securities beneficially owned by Baupost.

Pursuant to Exchange Act Rule 13d-4, Seth A. Klarman and BG GP declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement on Schedule 13D.

(d)	None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)
None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Baupost is a Delaware limited liability company, BG GP is a Delaware limited liability company, and Seth A. Klarman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock being reported on this Schedule 13D were previously reported on a Schedule 13G. No shares of Common Stock were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Schedule 13D and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4.	Purpose of Transaction

On August 6, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Verde Purchaser, LLC, an entity affiliated with Clayton, Dubilier & Rice, LLC (“Parent”), and Verde Merger Sub, Inc. (“Merger Subsidiary”). Pursuant to the Merger Agreement and upon the terms and conditions set forth therein, at the effective time of the Merger (as defined below), Merger Subsidiary will be merged with and into the Issuer with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). Concurrently with the execution of the Merger Agreement, certain entities affiliated with The Baupost Group, L.L.C. (the “Baupost Stockholders”) entered into a Voting Agreement with the Issuer and Parent, dated as of August 6, 2023 (the “Voting Agreement”).

During the term of the Voting Agreement, at every meeting of the stockholders of the Issuer (the “Company Stockholders”), including any postponement, recess or adjournment thereof (“Company Stockholder Meeting”), or in any other circumstances in which the Company Stockholders act (including by written consent), the Baupost Stockholders agree to affirmatively vote (or execute consents with respect to) all of their shares of the Issuer’s common stock (“Company Stock”) owned of record or beneficially as of the date of the Voting Agreement and any additional shares of Company Stock acquired during the term of the Voting Agreement (the “Voting Agreement Shares”) as follows: (i) in favor of (1) the adoption of the Merger Agreement and the approval of the Merger; (2) the adoption of any amended and restated Merger Agreement or amendment to the Merger Agreement that, in any such case, does not decrease the merger consideration, extend the End Date (as defined in the Merger Agreement) or result in the Merger Agreement being less favorable to the Company Stockholders than the Merger Agreement in effect as of the date of the Voting Agreement; (3) the approval of any proposal to adjourn or postpone any Company Stockholder Meeting if the Issuer or Parent proposes or requests such postponement or adjournment in accordance with the Merger Agreement; and (4) the approval of any other proposal considered and voted upon by the Company Stockholders at any Company Stockholder Meeting (or by written consent) necessary or desirable for the consummation of the Merger and the other contemplated transactions, and (ii) against (1) any proposal, action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of the Issuer contained in the Merger Agreement or that would reasonably be expected to result in any condition set forth in the Merger Agreement not being satisfied or not being fulfilled prior to the termination of the Voting Agreement, (2) any Acquisition Proposal (as defined in the Merger Agreement), or any other proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement, (3) any reorganization, recapitalization, dissolution, liquidation, winding up or similar extraordinary transaction involving the Issuer (except as contemplated by the Merger Agreement) and (4) any other action, agreement or proposal which would reasonably be expected to prevent or materially impede or materially delay the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

In addition, under the Voting Agreement, the Baupost Stockholders agree that, during the term of the Voting Agreement, they will not, except to their affiliates who execute a voting agreement on the same terms as the Voting Agreement or as expressly contemplated in the Merger Agreement or Voting Agreement, (i) tender any Voting Agreement Shares into any tender or exchange offer, (ii) Transfer (as defined below) or enter into any contract or other arrangement with respect to the Transfer of the Voting Agreement Shares or (iii) grant any proxies or powers of attorney, deposit any Voting Agreement Shares into a voting trust or enter into a voting agreement. After the approval and adoption of the Merger Agreement by the Company Stockholders, the Baupost Stockholders may Transfer the Voting Agreement Shares with no requirement for the transferee to sign a voting or support agreement and after which such shares shall cease to be Voting Agreement Shares. For the purpose of the Voting Agreement, “Transfer” means (i) any direct or indirect sale, assignment, encumbrance, pledge, gift, hedge, hypothecation, disposition, loan or other transfer, or entry into any option or other contract, arrangement or understanding with respect to any sale, assignment, encumbrance, pledge, gift, hedge, hypothecation, disposition, loan or other transfer (whether by merger, consolidation, division, conversion, operation of law or otherwise), of any Voting Agreement Shares or beneficial ownership or voting power therein (including by operation of law) (in each case other than the Voting Agreement), (ii) the deposit of such Voting Agreement Shares into a voting trust, the entry into a voting agreement or arrangement (other than the Voting Agreement) with respect to such Voting Agreement Shares or the grant of any proxy or power of attorney with respect to such Voting Agreement Shares or (iii) any contract or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) or (ii) above.

The Voting Agreement provides that it shall terminate upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the Baupost Stockholders pursuant to the Merger Agreement as in effect on the date of the Voting Agreement, (iii) the effective time of the Merger or (iv) May 6, 2024.

The preceding description of the Voting Agreement does not contain a complete description of such agreement and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and expect to engage in discussions with management and the board of directors of the Issuer, other holders of Company Stock, financing sources and other relevant parties, including other industry participants (including companies in which the Reporting Persons may have an investment), concerning the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and board composition of the Issuer or commercial or strategic transactions with, or relating, to the Issuer. The Reporting Persons may change their plans or proposals in the future. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Company Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Company Stock or other securities of the Issuer, selling some or all of their Company Stock or engaging in short selling of or any hedging or similar transaction with respect to the Company Stock, in each case to the extent permitted under applicable law and the Voting Agreement, or engage, discuss, participate in, negotiate or approve a transaction (including commercial or strategic transactions with, or relating to, the Issuer) with the purpose or effect of changing or influencing the control of the Issuer, including by entering into one or more confidentiality agreements, standstill agreements, voting or support agreements or other similar agreements with the purpose or effect of facilitating such a transaction, in each case to the extent permitted by the Voting Agreement. Any such transactions, if they occur at all, may take place at any time and without prior notice.

The Reporting Persons reserve the right to change their intentions with respect to any or all of the matters referred to in this Item 4.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(c)	During the past sixty days, none of the Reporting Persons has effected any transactions in shares of Common Stock.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in response to Item 4 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit A Joint Filing Agreement, dated as of August 8, 2023 (filed herewith).

Exhibit 99.1 Agreement and Plan of Merger, dated as of August 6, 2023, by and among the among Veritiv Corporation, Verde Purchaser, LLC and Verde Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Veritiv Corporation on August 6, 2023.)

Exhibit 99.2 Voting and Support Agreement, dated as of August 6, 2023, by and among Veritiv Corporation, Verde Purchaser, LLC, Baupost Limited Partnership 1983 A-1, Baupost Limited Partnership 1983 B-1, Baupost Limited Partnership 1983 C-1, PB Institutional Limited Partnership, YB Institutional Limited Partnership, Baupost Value Partners, L.P.-I, Baupost Value Partners, L.P.-II, Baupost Value Partners, L.P.-III, and Baupost Value Partners, L.P.-IV. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Veritiv Corporation on August 6, 2023.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Baupost Group L.L.C.

August 11, 2023	By:	/s/ Seth A. Klarman
Chief Executive Officer

Baupost Group GP, L.L.C.

August 11, 2023	By:	/s/ Seth A. Klarman
Managing Member

Seth A. Klarman

August 11, 2023	By:	/s/ Seth A. Klarman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)